Exhibit 12.1

	Six Months Ended June 26, 2011	Fiscal Year Ended
		December 26, 2010	December 20, 2009	December 21, 2008	December 23, 2007	December 24, 2006
	($ in thousands)
Earnings:

(Loss) income from continuing operations before income taxes	$(41,988)	$(45,994)	$(15,818)	$6,200	$10,851	$47,025

Fixed charges	42,525	76,127	72,837	75,467	75,381	71,107

Earnings from continuing operations, adjusted	$537	$30,133	$57,019	$81,667	$86,232	$118,132

Ratio of earnings to fixed charges	—	—	—	1.08x	1.14x	1.66x

Fixed Charges:

Interest expense	$23,627	$40,117	$38,036	$39,923	$43,567	$47,491

Interest portion of rent expense	18,898	35,414	34,375	35,267	31,814	23,616

Capitalized interest	—	596	426	277	—	—

Total fixed charges	$42,525	$76,127	$72,837	$75,467	$75,381	$71,107

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as (loss) income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor. For the six months ended June 26, 2011 and the fiscal years ended December 26, 2010 and December 20, 2009, earnings were insufficient to cover fixed charges by $42.0 million, $46.0 million, and $15.8 million, respectively.